CTS Corporation
Form 10-K 2003

EXHIBIT (99)(b)

RISK FACTORS

Investing in our common stock involves significant risks. Before making an investment, you should read and carefully consider the risks and uncertainties described below, as well as the other information included in this prospectus supplement and the accompanying prospectus. In addition to those described, other risks and uncertainties not currently known to us or that we currently consider immaterial may also affect our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be materially adversely affected, and you could lose all or part of your investment.

We may be unable to keep pace with rapid technological changes which could make some of our products or processes obsolete before we realize a return on our investment.

The technologies relating to our research and development activities have undergone rapid and significant technological development. End markets for electronic components and assemblies are characterized by technological change, frequent new product introductions and enhancements, changes in customer requirements and emerging industry standards. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable before we can recover any or all of our research, development and commercialization expenses or the capital invested. The life cycles of our products vary, may change and are difficult to estimate.

Our future success will depend upon our ability to develop and introduce new products and product enhancements on a timely basis that keep pace with technological developments and emerging industry standards and address increasingly sophisticated requirements of our customers. We may be unsuccessful in developing and marketing new products or product enhancements that respond to technological changes or evolving industry standards. We also cannot assure you that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products or product enhancements, or that our new products or product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If we are unable, for technological or other reasons, to develop and market new products or product enhancements in a timely and cost-effective manner, our business, results of operations and financial condition could be materially adversely affected.

Because a substantial portion of our revenues come from customers in the automotive, computer, and communications industries, we are susceptible to trends and factors affecting those industries.

Net sales to the automotive, communications and computer industries represent a substantial portion of our revenues. Factors negatively affecting these industries and the demand for their products, including the current economic slowdown, also negatively affect our business, results of operations, financial condition and stock price. Any adverse occurrence, including industry slowdown, recession, political instability, costly or constraining regulations, armed hostilities, terrorism, excessive inflation, prolonged disruptions in one or more of our customers’ production schedules, or labor disturbances, that results in significant decline in the volume of sales in these industries, or in an overall downturn in the business and operations of our customers in these industries, could have a material adverse effect on our business, results of operations and financial condition. For example, the trend toward consolidation in the communications and computer industries could result in a lower level of acceptance of our products, reduced product requirements, purchasing delays by the combined entity or the loss of one or more customers. Also, the automotive industry is generally highly unionized and some of our customers have, in the past, experienced labor disruptions. Furthermore, the automotive industry is highly cyclical in nature and sensitive to changes in general economic conditions, consumer preferences and interest rates.

Because a significant portion of our revenues currently come from a small number of customers, any decrease in orders from these customers could adversely affect our operating results.

We depend on a small number of customers for a large portion of our business, and changes in the level of our customers’ orders have, in the past, had a significant impact on our operating results. If a major customer reduces the amount of business it does with us, or substantially changes the terms of that business, there would be an adverse impact on our operating results. Our 15 largest customers represent a substantial portion of our sales. Our two largest customers in recent periods were Hewlett-Packard Company and Motorola, Inc., who together account for 46% of net sales in 2003.

We expect to continue to depend on sales to our major customers. As our customers are under no obligation to contract to do business with us on a long-term basis, there is always the possibility that one or more customers may choose to work with a competitor and reduce their business with CTS. Customers may also reduce or delay their business with us because of economic or other conditions or decisions which reduce their need for CTS products or services. Since it is difficult to replace lost business on a timely basis, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay or reduce a large amount of business with us in the future. If one or more of our customers were to become insolvent or otherwise unable to pay for our products and/or services, our operating results, financial condition and cash flows could be adversely affected.

We face risks resulting from global economic factors, including economic slowdowns.

The global economic downturn has slowed demand in the CTS-served automotive, communications and computer and other markets. These served markets for our electronic components and sensors and electronics manufacturing services products have softened and may continue to soften. As a result, our revenues and earnings have been negatively affected and this softening demand has in the past and may in the future create additional pricing pressures which could further affect our revenues and earnings.

Deterioration of revenues and earnings, beyond current levels, could have a negative effect on our business, results of operations, financial condition and cash flows. This could also have a negative effect on the price of our common stock and could also make it difficult for us to service our debt and to comply with the covenants in our credit facility.

We face risks relating to our non-U.S. operations.

Because we have significant non-U.S. operations, our results of operation and financial condition could be adversely affected by economic, political, health, regulatory and other factors existing in non-U.S. countries in which we operate. These international operations are subject to adverse, inherent risks including:

•	political and economic instability in countries in which we have manufacturing facilities;

•	expropriation;

•	changes in government regulation;

•	exposure to different legal standards;

•	less favorable intellectual property laws;

•	health conditions and standards

•	currency controls;

•	fluctuations in exchange rates;

•	increases in the duties and taxes we pay;

•	high levels of inflation or deflation;

•	greater difficulty in collecting our accounts receivable and longer payment cycles;

•	changes in labor conditions and difficulties in staffing and managing our non-U.S. operations; and

•	limitation on insurance coverage against geopolitical risks, natural disasters and business interruptions.

In addition, these same factors may also place us at a competitive disadvantage to some of our non-U.S. competitors.

We face risks relating to the protection of our intellectual property.

The success of our business depends, in part, upon our ability to protect trade secrets, copyrights, and patents, and operate without infringing on the rights of others. We rely on a combination of trade secrets, copyrights, patents, nondisclosure agreements and technical measures to protect our proprietary rights in our products and technology. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some non-U.S. countries do not protect our proprietary rights to the same extent as do the laws of the United States. Although we continue to evaluate and implement protective measures, we cannot assure you that these efforts will be successful.

We believe that patents will continue to play an increasingly important role in our commercial business. However, we cannot assure you that any issued patent will provide us with any competitive advantages nor can we assure you that the patents will not be challenged by third parties or that the patents of others will not adversely affect our ability to do business. There is also a risk that infringement claims may be brought against us or our customers in the future. If an infringement claim is successfully asserted, we may be required to pay a penalty for past infringement and to spend significant time and money to develop a product or process that does not infringe upon the rights of that other person or to obtain licenses for the technology, process or information from the owner. We may not be successful in the development of a non-infringing alternative, or licenses may not be available on commercially acceptable terms, if at all, in which case we may lose sales and profits.

We may be unable to compete effectively against larger competitors.

We operate in highly competitive industries. We compete against many domestic and non-U.S. companies, some of which have substantially greater research and development, marketing, manufacturing and financial resources than we do. Although no single competitor competes with us across all product lines, we compete with a variety of suppliers with respect to different subsets of our products. Additionally, many of our customers are seeking to consolidate their business among one or more preferred or qualified suppliers. If any customer becomes dissatisfied with our prices, quality or timeliness of delivery, among other things, it could award future business or, in an extreme case, move existing business to our competitors. Moreover, some of our customers could choose to manufacture and develop particular components themselves rather than purchase them from us. Increased competition could result in price reductions, reduced profit margins and loss of market share, each of which could adversely affect our results of operations and financial condition. In addition, certain of our competitors have also been engaged in merger and acquisition transactions. Consolidations by competitors are likely to create entities with increased market share, customer bases, proprietary technology and marketing expertise and expanded sales force size. These developments may adversely affect our ability to compete against these competitors, many of which are significantly larger and have greater financial and other resources. We cannot assure you that our products will continue to compete successfully with our competitors’ products.

Customer pressure to reduce prices may cause reductions in revenues or profit margins.

Many of our customers are under pressure to reduce the price of their products or services, and, therefore, we expect to continue to experience pressure from our customers to reduce the prices of our products and services. In many of our markets, average sales prices of established products have declined in the past. We anticipate that prices will continue to decline over time, which could negatively impact our revenues and/or gross profit margins. Accordingly, to remain competitive, we believe that we must continue to develop new technologies and product enhancements and improve manufacturing and operating efficiencies, that will offset the impact of price declines for our products or reduce the cost of producing and delivering our products. If we fail to do so, our results of operations and financial condition would be adversely affected.

We are subject to a variety of environmental laws that expose us to potential financial liability.

Our operations are regulated under a number of federal, state and non-U.S. environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and non U.S. laws. Compliance with these environmental laws is a major consideration for us because we use hazardous materials in our manufacturing processes. In addition, because we are a generator of hazardous wastes, we, along with any other party who arranges for the disposal of our wastes, may be subject to financial exposure for costs associated with an investigation and any remediation of our former and existing manufacturing sites, as well as sites at which we have arranged for the disposal of hazardous wastes, even if we fully comply with applicable environmental laws. If we violate environmental laws, we could be liable for fines, damages and costs of remedial actions and could also be subject to revocation of our environmental permits. Any revocation could require us to cease or limit production at one or more of our facilities, thereby negatively impacting our revenues and results of operations, and potentially causing our common stock price to decline. Environmental laws, including environmental laws in the European Union and other non-U.S. countries, could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, which also could negatively impact our operating results.

The price of our common stock has been volatile and may continue to fluctuate significantly.

The market price for our common stock has been and may continue to be volatile. From January 1, 2003 to February 17, 2004, the last daily sale price of our common stock ranged from a low of $5.05 to a high of $15.75. We expect our stock to continue to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These include:

•	general U.S. and worldwide economic conditions;

•	general conditions in equity markets;

•	conditions in our industries such as competition, demand for services and technological advances;

•	changes in our customer base, including any addition or loss of a major customer or a significant increase or decrease in business from a major customer, and changes in our contracts

•	with customers;

•	introduction and market acceptance of our customers' new products and changes in demand for our customers' existing products;

•	announcements by us or our competitors of new products or technical innovations or of significant acquisitions, mergers, strategic partnerships or joint ventures;

•	changes in financial estimates by securities analysts;

•	any deviations in net revenues or in earnings from levels expected by securities analysts;

•	changes in market valuations of related companies;

•	future sales of common stock;

•	changes in our revenues and earnings;

•	adverse or unfavorable publicity regarding us or our products and services;

•	effectiveness in managing our manufacturing processes and related assets, including our inventory and fixed assets; and

•	additions or departures of key personnel.

We may fail to meet the expectations of our shareholders or of security analysts at some time in the future, and our stock price could decline as a result.

In addition, sales of a substantial number of shares of our common stock in the public market, or the appearance that such shares are available for sale, could adversely affect the market price for our common stock.

Our credit facility contains provisions that could materially restrict our business.

Our credit facility contains non-financial significant covenants that, among other things, limit our ability to:

•	dispose of assets;

•	incur additional debt;

•	guarantee third-party obligations;

•	create liens on assets;

•	enter into capital leases;

•	make investments, loans or advances;

•	make acquisitions or engage in mergers or consolidations;

•	make capital expenditures; and

•	engage in certain transactions with our subsidiaries and affiliates.

In addition, under our credit facility, we are required to meet a number of financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants or restrictions, it could result in an event of default under our credit facility. Any breach might permit our lenders to declare all amounts owing thereunder to be due and payable, and our senior lenders could terminate their commitments to make further extensions of credit under our credit facility. Additionally, if we were unable to repay debt to our secured lenders, they could proceed against the collateral securing the debt.

Anti-takeover provisions could delay, deter or prevent a change in control.

We are an Indiana corporation subject to Indiana state law. Some of these state laws could interfere with or restrict takeover bids or other change-in-control events affecting us. One statutory provision prohibits us, except under specified circumstances, from engaging in certain business combinations, including any mergers, sale of assets and recapitalizations with any shareholder who owns 10% or more of our common stock or any affiliate of the shareholder. We have opted out of Indiana’s “control share acquisition” provisions, which restrict the voting rights of shares acquired in transactions which cause the beneficial owner of the shares to exceed specified ownership thresholds. We could, however, by action of the board of directors, elect to have those provisions apply.

In addition, our articles of incorporation allow us to issue up to an additional 22.3 million shares of common stock and 25 million shares of preferred stock without shareholder approval. The board of directors has the authority to determine the price and terms under which the additional common or preferred stock may be issued. Issuance of this common and preferred stock could make it more difficult for a third party to acquire control of CTS.

Also, provisions in our articles of incorporation, bylaws, and other agreements to which we are a party, could delay, deter or prevent a change in control of CTS. These provisions, alone or in combination with each other and with the rights agreement described below, may discourage transactions involving actual or potential changes in control, including transactions that otherwise could involve payment of a premium over the prevailing market price to shareholders for their common stock.

On August 28, 1998, our board of directors adopted a shareholder rights agreement, pursuant to which uncertificated stock purchase rights were distributed to our shareholders at a rate of one right for each share of common stock held of record as of September 10, 1998. The rights agreement is designed to enhance the board’s ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire CTS by means of unfair or abusive takeover tactics. However, the existence of the rights agreement may impede a takeover of CTS not supported by the board, including a takeover that may be desired by a majority of our shareholders or involving a premium over the prevailing stock price.